CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES THIRD QUARTER 2009 UNAUDITED FINANCIAL RESULTS

SHANGHAI, November 6 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the quarter ended September 30, 2009.

Third Quarter 2009 Financial Highlights

  Total sales were RMB212.6 million (US$31.1 million), a decrease of 25.4% from the third quarter of 2008 and a decrease of 9.0% from the second quarter of 2009
  Gross profit was RMB89.9 million (US$13.2 million), a decrease of 25.4% from the third quarter of 2008 and a decrease of 5.6% from the second quarter of 2009
  Income from operations was RMB63.4 million (US$9.3 million), a decrease of 33.9% from the third quarter of 2008 and a decrease of 5.7% from the second quarter of 2009
  Net income attributable to Chemspec International Limited shareholders was RMB52.6 million (US$7.7 million), a decrease of 58.3% from the third quarter of 2008 and a decrease of 2.3% from the second quarter of 2009. Net income attributable to Chemspec International Limited shareholders for the third quarter 2009 would have decreased 37.2% from the same period last year excluding a one-time income tax refund of RMB 42.5 million in the third quarter of 2008
  Basic and diluted earnings per ADS (1 ADS = 60 ordinary shares) were RMB1.45 (US$0.21), as compared to RMB4.21 in the third quarter of 2008 and RMB1.77 in the second quarter of 2009. Excluding an one-time income tax refund of RMB 42.5 million for the third quarter of 2008, basic and diluted earnings per ADS would have been RMB 2.79 in the third quarter of 2008.

Recent Business Developments

·	Expanded production capacity, as planned, in expectation of an eventual economic recovery. Added a total of 687K liters of reactor volume, net of certain reductions of volume due to facility revamping, from the beginning of year 2009 through the end of third quarter of 2009. This includes the partial completion of the first phase of construction of two new factories, Binghai Kangjie and Quzhou Kangpeng, and completion of new workshops at two existing factories, Wei Er and Wan Su.

·	Initiated facility improvements at the Taixing and Huajing factories.

·	Completed and moved in October 2009 into a new Headquarters and an R&D Center capable of housing up to 350 scientists.

·	Hired two new vice presidents, both of whom have strong overseas industrial backgrounds that will help enhance marketing and sales functions.

·	Acquiring Kangpeng Nonghua and the remaining non-controlling interests in the Company’s Wei Er subsidiary and merging the two agrochemical subsidiaries to facilitate the Company’s application for a Chinese Agriculture Active Ingredient (“AI”) Production License in order to expand in the agriculture AI business. The Company expects that the necessary government approvals for the close of the transactions can be obtained around the end of 2009.

1 Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader. The conversion of RMB into USD in this release is based on the Federal Reserve Board certified exchange rate on September 30, 2009, which was RMB6.8262 to USD1.00. The percentages stated are calculated based on RMB.

Dr. Jianhua Yang, Chairman and CEO of Chemspec, commented: “As we cautioned in our last earnings announcement, the third quarter turned out to be an extremely challenging period, and our financial performance reflects the pressure. Electronics industry sales recovered somewhat since the second quarter of 2009, but are not expected to reach the same level in the second half of 2009 compared to the second half of 2008. Our customers in the agrochemical and pharmaceutical end-markets around the world were clearly impacted by the global downturn and bad weather patterns that affected agriculture. They experienced a significant slowdown in the second quarter of 2009, and then saw a further decline in orders in the third quarter of 2009 from their customers. As a result, we believe they decided to primarily focus on cleaning up their inventories to adjust for excessive orders at the start of 2009 in anticipation of another year of short supply. They also have postponed the launch of new products, which has caused them to reduce their purchases from us in the third quarter of 2009, and possibly beyond. ”

Mr. Bing Zhu, Chief Financial Officer of Chemspec, commented: “Our customers in some industries are less able to accurately forecast demand under these uncertain conditions, and as a result, we have as little visibility as we have ever had since we started operating as a company. However, despite these challenges, we are pleased that we continue to remain in fine financial shape, with stable gross margins, strong capabilities in generating operating cash flows and an extremely solid balance sheet. The fundamentals of our company remain unchanged: we hold a leading position in organic specialty chemical technologies, our products and services remain world-class in terms of quality, we maintain competitive cost advantages as a China-based contract manufacturing organization (CMO) that is well positioned for the rising demand from global outsourcing trends, and we cater to a solid blue-chip end-user base.”

Dr. Yang concluded, “Looking forward, we believe the recovery could be slow and it could stretch out to the end of the year and even into the beginning of next year. However, we are taking full advantage of this downturn to press ahead with a number of initiatives. With an eye on future business expansion, we are in the process of adding direct product offerings that will supplement our current CMO project model. We also plan to expand our product line to include agricultural and pharmaceutical new chemical entities (NCEs) and other downstream active ingredients (APIs and AIs). Additionally, we are stepping up our focus on the China market. We believe our strong track record of delivering high quality products and services along with a long standing focus on environmental, health and safety (EHS) standards will appeal to the China market where such attributes are becoming increasingly important. And lastly, we partially completed the first phase of construction of two new factories and added capacity at two existing facilities, bringing a net 687K liters of new reactor capacity online since the start of the year. We are also taking actions to strengthen our business development team and supporting R&D capabilities. While we are clearly in the depths of a downturn, we believe it is in the best interest of the company to take a long term view and plan for the inevitable up-cycle. We believe our investments now will pay dividends in the future, and the low depreciation costs on capital spending should not significantly impact our results over the next few quarters. While we do not currently have visibility on the timing of a turnaround within some of the industries to which we supply, we believe we are prudently positioning ourselves for the long term growth of our business.”

Third Quarter 2009 Financial Results

Total Sales

For the three months ended September 30, 2009, the Company generated total sales of RMB212.6 million (US$31.1 million), a decrease of 25.4% from the third quarter of 2008 and a decrease of

9.0% from the second quarter of 2009. The decrease in sales in the third quarter of 2009 mainly reflects the slow-down in sales of electronic and agrochemical products, and in agrochemical-related sales of goods purchased.

Gross Profit and Gross Margin

Gross profit was RMB89.9 million (US$13.2 million), a decrease of 25.4% from the third quarter of 2008 and a decrease of 5.6% from the second quarter of 2009. Gross margin was 42.3% in the third quarter of 2009, as compared to 42.3% in the third quarter of 2008 and 40.8% in the second quarter of 2009. The steady gross margin in the third quarter of 2009 reflects the higher average unit selling price and the Company’s continued efforts to improve manufacturing processes and cost controls.

Operating Expenses

Selling expenses and general and administrative expenses were RMB19.0 million (US$2.8 million) during the third quarter of 2009, representing an increase of 1.7% from RMB18.7 million in the third quarter of 2008 and a decrease of 5.9% from RMB20.2 million in the second quarter of 2009. The changes were caused primarily by an increase in administrative headcount due to the fast growth and personnel needs of the Company as compared to the third quarter of 2008, a decrease in share-based compensation due to the amortization effect of unconditional share options with graded vesting and decreased shipping costs associated with the decrease in sales volumes to customers as compared to the second quarter of 2009.

Research and development (R&D) expenses increased by 10.1% to RMB7.1 million (US$1.0 million) during the third quarter of 2009 from RMB6.4 million in the third quarter of 2008 and were unchanged from the second quarter of 2009. The increase compared with the same period in 2008 was due primarily to an increase in hiring of highly experienced scientists, especially from overseas, to enhance the Company’s R&D capabilities to meet the growing needs of the Company’s customers, in addition to fluctuations in material consumption for R&D activities.

Income from operations and earnings before income taxes

As the result of the above, income from operations was RMB63.4 million (US$9.3 million) and earnings before income taxes was RMB64.2 million (US$9.4 million) in the third quarter of 2009, decreases of 33.9% and 28.5%, respectively, from the third quarter of 2008, and decreases of 5.7% and 5.9%, respectively, from the second quarter of 2009.

Net income attributable to Chemspec International Limited shareholders

Net income attributable to Chemspec International Limited shareholders was RMB52.6 million (US$7.7 million) in the third quarter of 2009, a decrease of 58.3% from the third quarter of 2008 and a decrease of 2.3% from the second quarter of 2009. The decrease in year-over-year net income attributable to Chemspec International Limited shareholders was mainly caused by (1) a one-time tax refund in the third quarter of 2008 of RMB42.5 million, (2) the increase of effective income tax rate, and (3) the decrease in sales.

Basic and diluted earnings per ADS were RMB1.45 (US$0.21), as compared to RMB4.21 in the third quarter of 2008 and RMB1.77 in the second quarter of 2009.

Cash Flows

As of September 30, 2009, the Company had RMB409.7 million (US$60.0 million) of cash, as compared to RMB176.8 million as of September 30, 2008. The increase in the Company’s cash position was primarily due to the proceeds of approximately RMB389.0 million from the

Company’s IPO. During the nine months ended September, 2009, the Company generated operating cash flows of RMB198.8million (US$29.1 million) as compared to RMB238.6 million for the same period of 2008. Significant cash outflows for the nine-month period ended September 30, 2009 included capital expenditures of RMB 188.1 million (US$27.5 million) for production facility expansion and net repayment of the Company’s bank borrowings of RMB55.0 million (US$8.1 million) from RMB60.0 million as of December 31, 2008.

Statement Regarding Unaudited Financial Information

The financial information set forth above is based on the Company’s unaudited interim consolidated financial statements and is subject to adjustments that may be identified by the Company and/or Chemspec’s auditors during the audit of the Company’s annual consolidated financial statements.

Business Outlook

Based on the Company’s current operations, total revenues for year 2009 are expected to be between RMB815 million and RMB825 million.

Conference Call Details

The company will host a conference call and live webcast to discuss its third quarter results and forward outlook at 8:00am Eastern Time (9:00 pm Beijing time) on Friday, November 6, 2009.

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+656-735-7955
- Mainland China Toll Free Number:	800-819-0121 (land line)
400-620-8038 (Mobile)
- Hong Kong Toll Free Number:	852-247-50994
- U.K. Toll Free Number:	080-8234-6646
- Conference ID:	CPC

A live and archived webcast of the conference call will be available on the Investor Relations section of Chemspec's website at http://www.chemspec.com.cn .

A telephone replay of the call will be available after the conclusion of the conference call through midnight, November 13, 2009, Eastern Time.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number	+1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID:	37453488

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute

“forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd. In Shanghai Bing Zhu Chief Financial Officer Tel: 86-21-63638108 Email: ir@chemspec.com.cn

Christensen In New York Kathy Li Tel: +1-212-618-1978 Email: kli@christensenir.com

In Hong Kong Tip Fleming Tel: +852-9212-0684 Email: tfleming@christensenir.com

Chemspec International Limited
Unaudited Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2008	2009	2009
	RMB’000	RMB’000	USD’000
ASSETS
Current assets
Cash	180,081	409,743	60,025
Pledged bank deposits	21,536	35,513	5,202
Accounts receivable, net	142,535	131,042	19,197
Bills receivable	-	200	29
Inventories	197,742	223,633	32,761
Prepayment and other receivables	16,865	24,757	3,627
Deferred income tax assets	345	1,219	179

Total current assets	559,104	826,107	121,020
Equity method investment	-	13,387	1,961
Property, plant and equipment, net	385,526	623,835	91,388
Land use rights	53,105	53,543	7,844
Goodwill	6,942	6,942	1,017
Deferred offering costs	9,843	-	-
Deferred income tax assets	360	400	59

Total assets	1,014,880	1,524,214	223,289

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	60,000	-	-
Accounts payable	77,785	96,010	14,065
Bills payable	27,562	40,770	5,973
Amounts due to related parties	38,019	59	9
Accrued expenses and other payables	55,714	126,042	18,463
Income taxes payable	6,213	7,970	1,168

Total current liabilities	265,293	270,851	39,678
Bank borrowings	-	5,000	732
Deferred income tax liabilities	14,851	23,215	3,401
Deferred income	5,565	9,912	1,452

Total liabilities	285,709	308,978	45,263
Equity
Ordinary shares: HK$ 0.01 par
value; 20,000,000,000 shares
authorized as of December 31, 2008
and September 30, 2009;
1,800,000,000 and 2,179,680,000 shares
issued and outstanding as of
December 31, 2008 and
September 30, 2009, respectively
	18,446	21,792	3,192
Additional paid-in capital	30,597	369,189	54,085
Statutory reserves	45,837	45,837	6,715
Accumulated other comprehensive income	6,749	7,023	1,029
Retained earnings	619,521	758,726	111,149

Total Chemspec International Limited
shareholders' equity	721,150	1,202,567	176,170
Non-controlling interests	8,021	12,669	1,856

Total equity	729,171	1,215,236	178,026

Total liabilities and equity	1,014,880	1,524,214	223,289

Chemspec International Limited
Unaudited Quarterly Consolidated Statements of Income

		Three-month periods ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Sales	284,921	233,520	212,577	31,141
Cost of sales	(164,283)	(138,258)	(122,635)	(17,965)

Gross profit	120,638	95,262	89,942	13,176
Selling expenses	(2,900)	(2,780)	(2,267)	(332)
General and administrative expenses	(15,800)	(17,429)	(16,743)	(2,453)
Research and development expenses	(6,425)	(7,056)	(7,073)	(1,036)
Other operating expenses	(69)	(1,384)	(775)	(114)
Other operating income	456	212	311	45
Government grants	-	398	11	2

Income from operations	95,900	67,223	63,406	9,288
Other income (expenses):
Equity in net loss of an equity method
investee	-	-	(85)	(12)
Interest income	678	679	464	68
Interest expense	(622)	(53)	(218)	(32)
Foreign currency exchange (loss) gain, net	(5,883)	328	222	33
Other (expense) income	(335)	29	375	55

Earnings before income taxes	89,738	68,206	64,164	9,400

Income tax benefit (expense)	37,735	(12,746)	(11,202)	(1,641)

Net income	127,473	55,460	52,962	7,759
Net income attributable to
non-controlling interests	(1,173)	(1,588)	(335)	(49)

Net income attributable to Chemspec
International Limited shareholders	126,300	53,872	52,627	7,710

Basic earnings per share	RMB 0.07	RMB 0.03	RMB 0.02	US$ 0.00

Diluted earnings per share	RMB 0.07	RMB 0.03	RMB 0.02	US$ 0.00

Basic earnings per ADS	RMB 4.21	RMB 1.77	RMB 1.45	US$ 0.21

Diluted earnings per ADS	RMB 4.21	RMB 1.77	RMB 1.45	US$ 0.21

Chemspec International Limited
Unaudited Consolidated Statements of Cash Flows

		Nine-month period ended
	September 30,	September 30,	September 30,
	2008	2009	2009
	RMB’000	RMB’000	USD’000

Cash flows from operating activities
Net income	244,078	144,753	21,206
Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation and amortization of property, plant
and equipment	16,579	24,647	3,611
Land use rights	522	726	106
Loss on disposal of property, plant and
equipment	484	2,482	364
Equity in net loss of an equity method investee	-	85	12
Bad debt expense	(309)	-	-
Unrealized foreign exchange loss (gain), net	1,005	(200)	(29)
Gain on transfer of land use right
to an equity method investee	-	(290)	(43)
Share-based compensation	12,444	12,506	1,832
Deferred income tax expense	12,096	7,450	1,091
Changes in operating assets and liabilities,
net of effects of divestiture of a subsidiary:
Pledged bank deposits related to
purchase of inventory	(15,103)	5,317	779
Inventories	(85,275)	(25,891)	(3,793)
Accounts receivable	18,497	11,751	1,721
Bills receivable	(500)	(200)	(29)
Prepayment and other receivables	18,086	(7,892)	(1,156)
Accounts payable	10,050	18,225	2,670
Bills payable related to purchase of
inventory	17,056	3,666	537
Accrued expenses and other payables	(2,906)	(71)	(10)
Income taxes payable	(8,210)	1,757	257

Net cash provided by operating activities	238,594	198,821	29,126

Cash flows from investing activities
Capital expenditures, including interest capitalized	(85,827)	(188,052)	(27,549)
Proceeds from the sale of a subsidiary	3,420	-	-
Proceeds from sale of property, plant and equipment	46	-	-
Investment in an equity method investee	-	(11,225)	(1,644)
Non-interest bearing advances to related parties	(24,400)	-	-
Non-interest bearing advances repaid
by related parties	41,080	-	-
Net cash assumed from acquisition of a subsidiary	2,255	-	-
Payments for land use rights	(16,966)	(3,121)	(457)
Pledged bank deposit related to purchase of
property, plant and equipment	-	(19,294)	(2,826)

Net cash used in investing activities	(80,392)	(221,692)	(32,476)

Cash flows from financing activities
Acquisition of additional equity interest
in a subsidiary	(8,000)	-	-

Capital contributions to a subsidiary
by a non-controlling shareholder	-	1,600	234
Proceeds from issuance of ordinary shares	-	389,022	56,990
Payments for initial public offering costs	(6,292)	(42,846)	(6,277)
Proceeds from bank loans	70,000	15,000	2,197
Repayments of bank loans	(40,000)	(70,000)	(10,255)
Dividend paid by a subsidiary to
non-controlling shareholders	-	(2,500)	(366)
Proceeds from non-interest bearing borrowings
from related parties	20,400	-	-
Repayments of non-interest bearing borrowings
from related parties	(74,747)	(37,943)	(5,558)

Net cash (used in) provided by financing activities	(38,639)	252,333	36,965

Effect of foreign currency exchange rate changes on cash	303	200	29

Net increase in cash	119,563	229,462	33,615
Cash at beginning of period	56,929	180,081	26,381

Cash at end of period	176,795	409,743	60,025

Supplemental disclosures of cash flow information:
Income taxes paid	10,936	25,609	3,752
Income taxes refund	58,767	-	-
Interest paid, net of amounts capitalized	1,739	1,042	153

Supplemental schedule of noncash investing and financing
activities:
Payable for purchase of property, plant and equipment	37,301	102,943	15,081
Bills payable for purchase of property, plant and
equipment	-	15,002	2,198
Land use right contributed to an equity method investee	-	1,957	287